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TOTAL SHARES

PROVIDENT ENERGY LTD. – LETTER OF TRANSMITTAL AND ELECTION FORM

TO: COMPUTERSHARE INVESTOR SERVICES INC. ( the “DEPOSITARY” or “COMPUTERSHARE”), AS DEPOSITARY

The undersigned represents and warrants that: (i) the undersigned is the registered holder of the common shares (“Provident Shares”or “Shares”) of Provident Energy Ltd. (“Provident”) represented by the certificate(s) listed below; (ii) such share certificate(s) delivered herewith are owned by the undersigned free and clear of any hypothecations, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form; and (iv) the undersigned has full power and authority to deposit and deliver the certificate(s) listed below. The Provident share certificates are hereby surrendered to Computershare in connection with the plan of arrangement (the “Arrangement”) under Section 193 of the Business Corporations Act (Alberta) involving among others, Provident and Pembina Pipeline Corporation (“Pembina”) as described in the Joint Management Information Circular and Proxy Statement of Pembina and Provident dated February 17, 2012 (the “Circular”). The effective date of the Arrangement (the “Effective Date”) is anticipated to occur on, or as soon as practicable on or after, April 1, 2012, subject to satisfaction or waiver of all conditions to the closing of the Arrangement. All capitalized terms not otherwise defined in this Letter of Transmittal and Election Form shall have the meanings given to such terms in the Circular.

As soon as practicable after the Effective Date, by surrendering the Provident share certificate(s) listed below together with this validly completed and duly signed Letter of Transmittal and Election Form and such additional documents and instruments as Computershare may reasonably require, the undersigned will be entitled to receive in exchange therefor, and Computershare will deliver to the undersigned, a Direct Registration (“DRS”) Advice representing 0.425 common shares of Pembina (“Pembina Shares”) for each (1) one Provident Share represented by such certificate(s), which such holder has the right to receive under the Arrangement (see instructions on the reverse of this form).

Lost Certificates: If you cannot locate some or all of your certificates, read, complete and sign Box A on the reverse of this form and mark the boxes below appropriately to indicate which certificate(s) you lost and attach the certificate(s) you have to the Letter of Transmittal and Election Form.

Provident Shareholders who are not Non-Resident Shareholders may elect to be Exchanging Provident Shareholders and directly exchange their Provident Shares with Pembina for Pembina Shares rather than exchanging their Provident Shares for Pembina Shares upon the amalgamation of Provident and AcquisitionCo. A Provident Shareholder who is not a Non-Resident Shareholder and who wishes to elect to be an Exchanging Provident Shareholder must check the box below and deposit with the Depositary a duly completed and executed Letter of Transmittal and Election Form together with the certificates representing their Provident Shares and any other documents required by this Letter of Transmittal and Election Form to be received by the Depositary no later than 4:30 p.m. (Calgary time) on March 27, 2012.

☐	Check this box if you are not a Non-Resident Shareholder and wish to elect to directly exchange your Provident Shares for Pembina Shares at the Effective Time. In the event you do not check this box, you will receive Pembina Shares on the amalgamation of Provident and AcquisitionCo pursuant to the Arrangement. The Canadian tax implications of the Arrangement and this election are discussed in greater detail in the Circular under the heading “Certain Canadian Federal Income Tax Considerations”. Please consult your tax advisors before making an election.

1. Your Provident Energy Ltd. (or applicable predecessor company) share certificates are listed below. Locate all of your certificates listed below and attach them to the Letter of Transmittal and Election Form.

Lost	Certificate Number	Shares	Lost	Certificate Number	Shares	Totals	Shares

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2. Signatures: Sign and date this form. The names of the registered holders are listed in the Name and Address at the top of this form.

All registered holders MUST sign exactly as the name is printed above.

Signature of Owner	Signing Capacity		Signature of Co-Owner	Signing Capacity
(if more than one registered holder listed)
				Daytime Phone number	( )-
MM / DD / YY
Date
		1ECALT		P V U Q

.

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Additional Instructions for Completing the Letter of Transmittal and Election Form and Surrendering of Certificates

1. Delivery of Certificates: Your Provident share certificates and this validly completed and duly signed Letter of Transmittal and Election Form must be sent or delivered to Computershare. No dividends or other distributions in respect of Pembina Shares shall be paid to any holder of unsurrendered certificate(s) representing Provident Shares until such certificates are surrendered to Computershare for exchange. The method of delivery of certificates to Computershare at one of the addresses set forth on the bottom of this page is at the option and risk of the surrendering shareholder. Delivery will be deemed effective only when received by Computershare. For your convenience, a security return envelope is enclosed.

2. Authorization and Registration: The signature(s) on the reverse side represents that you have full authority to surrender these certificate(s) for exchange and warrant that the shares represented by these certificates are free and clear of hypothecations, mortgages, liens, charges, security interests, encumbrances and adverse rights or claims. The Pembina Shares to be issued are in the name(s) that this Letter of Transmittal and Election Form was addressed.

3. Special Transfer Instructions: If your Pembina Shares are to be issued to a person(s) other than the registered owner(s), a transfer of ownership must be executed. Please follow the instructions below:

A.	Do not forward the Provident share certificates and this Letter of Transmittal and Election Form to Computershare until you have completed all applicable transfer of ownership documents.
B.	Obtain transfer of ownership requirements and instructions by calling Computershare at 1-866-350-8535 (within Canada and the US) or 514-982-8728 (outside of Canada and the US).
C.	Complete transfer of ownership documents.
D.	Complete and sign the Letter of Transmittal and Election Form.
E.	Mail the Provident share certificates, transfer of ownership documents and signed Letter of Transmittal and Election Form to Computershare at the address indicated below.

4. Tax Election: Provident Shareholders who are not Non-Resident Shareholders may elect to be Exchanging Provident Shareholders by checking the appropriate box on the reverse side. Provident Shareholders who: (i) do not deposit with Computershare a validly completed and duly signed Letter of Transmittal and Election Form, with the appropriate election made, on or before 4:30 p.m. (Calgary time) on March 27, 2012, (ii) are not eligible to make such an election, or (iii) do not otherwise comply with the requirements of this Letter of Transmittal and Election Form and the instructions herein, will receive Pembina Shares on the amalgamation of Provident and AcquistionCo pursuant to the Arrangement and such conversion will generally occur on a tax-deferred basis for Canadian federal income tax purposes. You are also advised that the Circular contains other important tax and other information regarding the election and it is recommended that you review this information in its entirety and consult with your own tax advisor about making such an election.

5. Cessation Rights: Subject to applicable legislation relating to unclaimed personal property, any certificate formerly representing Provident Shares that is not deposited with all other documents as required by the Arrangement on or before the date that is three years less one day from the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the registered holder of such Provident Shares to receive Pembina Shares (and any dividend or other distributions thereon). In such case, such Pembina Shares (together with all entitlements to dividends or other distributions thereon) shall be deemed to be surrendered to Pembina or Provident, as applicable, for no consideration.

6. Direct Registration (“DRS”) Advice: Upon receipt of certificates representing Provident Shares and all other required documents, a DRS Advice will be issued by Computershare to the holder representing the ownership of their Pembina Shares following the Effective Date. If a holder of Pembina Shares would like to request a Pembina share certificate, refer to the instructions provided upon receipt of the DRS Advice.

7. Treatment of Fractional Pembina Shares: No certificates representing fractional Pembina Shares shall be issued to Provident Shareholders under the Arrangement. In lieu of any fractional Pembina Share, each registered holder of Provident Shares otherwise entitled to a fractional interest in an Pembina Share shall receive the nearest whole number of Pembina Shares (with any fractions equal to or exactly 0.5 being rounded up).

BOX A - LOST CERTIFICATE(S)

BLANKET BOND NO. 8187-38-53

By checking the lost certificate box(es) on the front page and signing the bottom of this form, the undersigned person(s) being fully sworn deposes and says that: “I am the lawful owner of the certificate(s) and the Provident Shares represented thereby. The certificate(s) has(have) not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it (them), and make this Affidavit for the purpose of receiving, without surrender of the certificate(s), from Computershare, a new certificate of Provident Shares representing a replacement of the above lost certificates. I hereby agree that if the certificate(s) should ever come into my hands, custody or power, I will immediately and without consideration surrender the certificate(s) to Provident or Pembina, as the case may be. In consideration, I agree to completely indemnify, protect and save harmless Provident, Pembina, Computershare Investor Services Inc. and Computershare Trust Company of Canada ( together “Computershare”), and any other party to the transaction (each, an “Obligee”), and Computershare's insurance company, Chubb Insurance Company of Canada, from and against all losses, costs and damages, including court costs and solicitors fees, which such person(s) may be subject to or liable for in respect of the replacement of the certificate(s). The rights accruing to the Obligees under the preceding sentence shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligation on the part of the Obligees or their respective officers, employees and agents, of their failure to inquire into, contest, or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure occurs or has occurred. I authorize Computershare to deliver this Affidavit to Chubb Insurance Company of Canada which has underwritten a bond of indemnity to protect the foregoing parties.”

STEP 1: CALCULATE LOST CERTIFICATE BOND PREMIUM

LOST CERTIFICATE BOND PREMIUM CALCULATION:		X	0.33197	=		*If you hold unexchanged Provident Shares Refer to enclosed Rate Sheet
	*Provident Shares or applicable predecessor shares Lost		Bond premium Per Provident Share		Total Premium Due (minimum CAD $20.00)

Multiply the number of Provident Shares lost by the Bond premium noted above to calculate the premium you owe. If you have Lost Certificates representing 14 or fewer Provident Shares, there is a minimum premium of CAD $20.00. The premium is only valid until February 24, 2013 (“Expiry Date”). PLEASE MAKE YOUR MONEY ORDER OR BANK DRAFT PAYABLE TO “COMPUTERSHARE” FOR THE BOND PREMIUM AND ENCLOSE WITH THIS AFFIDAVIT. If your request is approved, Computershare will forward the Bond premium to Chubb Insurance Company of Canada. We cannot complete your exchange without a Surety Bond. NOTE: This premium is calculated based upon each lost Provident Share, not per each lost certificate. After the Expiry Date, Computershare will provide additional documentation including confirmation of the Bond premium. Computershare will proceed with the replacement of the reported lost Provident Shares after the Effective Date. If the Arrangement does not proceed, Computershare will return the bond premium to the Provident shareholder with instructions to contact Provident's transfer agent.

STEP 2: SIGNATURES OF OWNERS

All registered owners MUST sign below exactly as the name(s) appears on the front of this form. You must have your signature(s) notarized. If your lost certificate(s) is (are) part of an estate or trust, or are valued at more than CAD $250,000, please contact Computershare for additional instructions.

(Signature of Owner)	(Signature of Owner - if more than one registered owner listed)

Signing Capacity	Signing Capacity

Print Name:	Print Name:

STEP 3: NOTARIZATION

A COMMISSIONER AND/OR NOTARY PUBLIC IN AND FOR THE PROVINCE/STATE OF ___________________ COUNTRY OF ___________________

On this ______________________ day of _______________________, 20_____, before me personally appeared _____________________________, and ___________________________ and_________________________________________________, to me known and known to me to be the individual(s) described in and who executed the foregoing instrument, and being by me duly sworn, did depose and say that the statements therein contained are true.

NOTARY PUBLIC or COMMISSIONER	(Affix Notarial Seal)

My commission expires _______________________

Enclose all certificates in the envelope provided and send with completed form to Computershare, or for any questions contact Computershare

By Mail:	P.O. Box 7021 31 Adelaide St E Toronto, ON M5C 2T1 Attn: Corporate Actions	By Registered Mail, Hand or Courier	100 University Avenue 9th Floor Toronto, ON M5J 2Y1 Attn: Corporate Actions	530 8th Avenue SW 6th Floor Calgary AB T2P 3S8 Attn: Corporate Actions	North America Toll Free - Outside North America - Email: corporateactions@computershare.com	1-800-564-6253 1-514-982-7555

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